Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended
	October 26, 2013		October 27, 2012		October 29, 2011		October 30, 2010		October 31, 2009
Earnings from continuing operations before taxes	330,461		224,401		79,428		106,970		(76,575)
Adjustments:
Add fixed charges	60,698		55,745		101,349		99,824		115,668
Less capitalized interest	—		—		—		(7,755)		(9,093)
Total fixed charges from continuing operations	60,698		55,745		101,349		92,069		106,575
Earnings before taxes and fixed charges, net of capitalized interest	391,159		280,146		180,777		199,039		30,000
Fixed charges:
Interest expense	55,261		52,488		97,838		85,858		99,294
Capitalized interest	—		—		—		7,755		9,093
Interest component of rent expense	5,437		3,257		3,511		6,211		7,281
Total fixed charges from continuing operations	60,698		55,745		101,349		99,824		115,668
Ratio of earnings to fixed charges (1)	6.4	x	5.0	x	1.8	x	2.0	x	0.3	x
Coverage deficiency	—		—		—		—		85,668

(1)
The ratio of earnings to fixed charges was computed by dividing earnings from continuing operations before taxes and fixed charges, net of capitalized interest, by total fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and capitalization and amortization of debt discount and issuance costs on all indebtedness and (ii) one-third of all rental expense, which the Company considers to be a reasonable approximation of the interest factor included in rental expense.